February 4, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attn:	Scott Anderegg

Re:	Universal Technical Institute, Inc.

Registration Statement on Form S-3

Filed January 29, 2020

File No. 333-236146

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Universal Technical Institute, Inc. hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Friday, February 7, 2020, or as soon thereafter as practicable.

Thank you for your assistance. Should you have any questions, please contact David P. Lewis of DLA Piper LLP (US) at (480) 606-5126, or Kevin E. Criddle of DLA Piper LLP (US) at (480) 606-5129.

Very truly yours,

UNIVERSAL TECHNICAL INSTITUTE, INC.

By:	/s/ Troy R. Anderson
Troy R. Anderson
Executive Vice President and Chief Financial Officer